SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2006

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

News Release	October 26, 2006 at 9.58 GMT

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso initiates exclusive discussions with Arauco about joint ownership regarding Stora Enso Arapoti in Brazil

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso is initiating exclusive discussions with the aim of joint ownership regarding certain assets of Stora Enso Arapoti in Brazil with Arauco, a Chilean forest products company. Stora Enso acquired Stora Enso Arapoti from International Paper in September 2006 for an enterprise value of approximately USD 420 million (EUR 333 million). The Arapoti assets were formerly owned by Inpacel - Indústria de Papel Arapoti Ltda. and Inpacel Agroflorestal Ltda., subsidiaries of International Paper.

Stora Enso Arapoti comprises a paper mill producing coated mechanical paper (205 000 tonnes annual capacity), a sawmill (150 000 m3 sawn timber annual capacity) and approximately 50 000 hectares of land including approximately 30 000 hectares of productive plantations. The potential joint ownership with Arauco is focused primarily on the sawmill and forestland operations. The non-binding joint ownership discussions are expected to be finalised prior to the end of January 2007.

“One of the core businesses of Stora Enso is to produce high quality publication paper, which was the main reason for acquiring Arapoti. Stora Enso does not see itself as a sawmill operator in Latin America. Stora Enso will also explore with Arauco the most efficient use of the forest resources,” says Nils Grafström, President of Stora Enso Latin America Division.

Arauco is one of the largest forestry enterprises in Latin America in terms of surface area and yield of its plantations, production of market kraft wood pulp, and production of sawn timber and panels. It is organised into four strategic business areas: Forestry, Wood Pulp, Sawn Timber and Panels. Arauco has operations in Chile, Argentina, Brazil, and Uruguay.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

www.storaenso.com

www.storaenso.com/investors

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine paper, packaging board and wood products - all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 13.2 billion in 2005. The Group has some 46 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.9 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.3 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj

Business ID 1039050-8

2(2)

Previous press releases regarding Stora Enso’s activities in Latin America are available at www.storaenso.com/press:

-	1 September 2006: Stora Enso finalises acquisition of Vinson Indústria de Papel Arapoti Ltda. and Vinson Empreendimentos Agricolas Ltda. in Brazil

-	22 August 2006: Stora Enso becomes the sole producer of coated mechanical paper in Latin America: The Group acquires assets from International Paper in Brazil

-	26 September 2005: Stora Enso is purchasing land in Brazil and Uruguay

-	28 September 2005: Stora Enso is exploring the possibility of building a new fibre line at Veracel

-	15 August 2005: Stora Enso’s Oulu Mill receives first shipment of Veracel pulp

-	8 May 2003: Stora Enso and Aracruz announce decision to build Veracel pulp mill

Stora Enso Oyj

Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2006	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President and CFO

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel